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                              March 19, 2021

       Charles Arnold
       Chief Executive Officer
       Crosswind Renewable Energy Corp
       20295 29th Place, #200
       Aventura, Fla 33180

                                                        Re: Crosswind Renewable
Energy Corp
                                                            Amendment to Form
10 filed March 17, 2021
                                                            File No. 000-26439

       Dear Mr. Arnold:

              We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

                                                        After reviewing your
response to these comments, we may have additional comments.

       Amendment to Form 10 filed March 17, 2021

       Business of the issuer,, page 1

   1. We note your response to comment 2 but are unable to find revised disclosure. Revise to provide milestones you
anticipate achieving in the short- and long-term, and the nature of the "preliminary
discussions with several potential parties." Please also provide us with a copy of the letters of
intent on a supplemental basis. We may have additional comments.
       Acquisition by RCK Development LLC,, page 3

   2. Please update this section with the contents of your response to our third comment from our letter dated
February 15, 2021.
       Business Strategy, , page 7

   3. Please update the filing with the contents of your response to our fourth comment from our letter dated
February 15, 2021.
 Charles Arnold
Crosswind Renewable Energy Corp
March 19, 2021
Page 2
Item 16. Financial Statements and Exhibits, page F-1

4. Please update your financial statements in accordance with Rule 8-08 of Regulation S-X.
General

5. We note your response to comment No. 1. Please disclose (1) how the current company has evolved since the last filing made by Stealth MediaLabs, Inc. and, as applicable, (2)
         the reason(s) why you are unable to disclose information regarding previous management of the registrant going back to Stealth MediaLabs.
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       You may contact Howard Efron at 202-551-3439 or Jennifer Monick at 202-551-3295 if
you have questions regarding comments on the financial statements and related matters. Please contact Todd Schiffman at 202-551-3491 or James Lopez at 202-551-3536 with any other questions.



FirstName LastNameCharles Arnold                              Sincerely,
Comapany NameCrosswind Renewable Energy Corp
                                                              Division of
Corporation Finance
March 19, 2021 Page 2                                         Office of Real
Estate & Construction
FirstName LastName